Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Fiscal Years Ended May
	2018		2017		2016		2015		2014
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$471.3		$457.1		$367.4		$375.3		$358.4
Add (deduct):
Fixed charges	133.9		87.4		31.7		30.2		36.0
Distributed income of equity method investees	48.5		31.0		37.9		12.0		45.8
Capitalized interest	(4.2)		(5.2)		(2.7)		(1.6)		(6.0)
Earnings available for fixed charges (a)	$649.5		$570.3		$434.3		$415.9		$434.2

Fixed charges:
Interest expense	$108.8		$61.2		$5.9		$6.1		$5.3
Capitalized interest	4.2		5.2		2.7		1.6		6.0
Interest portion of rent expense (1)	20.9		21.0		23.1		22.5		24.7
Total fixed charges (b)	$133.9		$87.4		$31.7		$30.2		$36.0

Ratio of earnings to fixed charges (a/b)	4.9	x	6.5	x	13.7	x	13.8	x	12.1	x

(1) The interest portion of rent expense represents the estimated interest component of such rent payments.